Massive Dynamic, Inc.

320 Otero

Newport Beach, California 92660

May 27, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Attn.: Michael Clampitt, Senior Counsel

Re:

Massive Dynamics, Inc.

Registration Statement on Form 10-12G

Filed May 2, 2011

File Number 000-54387

Ladies and Gentlemen:

This letter accompanies Amendment Number One to the above captioned registration statement and is written to assist the staff in its review.  The amendment represents an updating of the material previously filed, the correction of certain errors and omissions as well as a response to staff comments.  The numbered paragraphs below correspond to the numbered paragraphs in the staff’s letter dated May 23, 2011.

1.

We added language in “Our Business Model – Planned Operations, in response to the comment.

2.

The requested revision has been made to the Risk Factor.

3.

The requested revision has been made to the Risk Factor.

4.

The requested revision has been made to the Risk Factor.

Please feel free to contact me should you require any further information.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton